UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 240.13d-2

AEON Biopharma, Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

00791X100
(CUSIP Number)

July 27, 2023
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 00791X100

13G

  1

  NAME OF REPORTING PERSON

  Atalaya Capital Management LP

  2

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a)  [ ]
  (b)  [ ]

  3

  SEC USE ONLY

  4

  CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

  5

  SOLE VOTING POWER

 3,675,000 (1)


6

  SHARED VOTING POWER

 0


7

  SOLE DISPOSITIVE POWER

 3,675,000(1)


8

  SHARED DISPOSITIVE POWER

  0

9

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 3,675,000(1)

10

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

  []

11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  9.89%

12

  TYPE OF REPORTING PERSON*

  PN

(1)
Consists of 3,100,000 shares of Class A common stock owned by ACM ARRT J LLC ("ACM ARRT"), 500,000 shares of Class A common stock owned by ACM ASOF VIII Secondary-C LP ("ACM ASOF"), and 75,000 shares of Class A common stock owned by Midtown Madison Management LLC ("Midtown"). Atalaya Capital Management LP ("ACM") has the power to vote and direct the disposition of all shares of Class A common stock held by ACM ARRT, ACM ASOF, and Midtown, and as a result, may be deemed to beneficially own the securities held by each of ACM ARRT, ACM ASOF, and Midtown.



  1

  NAME OF REPORTING PERSON

  ACM ARRT J LLC

  2

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a)  [ ]
  (b)  [ ]

  3

  SEC USE ONLY

  4

  CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

  5

  SOLE VOTING POWER

  3,100,000


 6

  SHARED VOTING POWER

  0


 7

  SOLE DISPOSITIVE POWER

  3,100,000


 8

  SHARED DISPOSITIVE POWER

  0

 9

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  3,100,000

10

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

  []

11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   8.34%

12

  TYPE OF REPORTING PERSON*

  OO



CUSIP No. 00791X100

13G

Page 3 of 7 Pages

Explanatory Note
Item 1.

(a)
Name of Issuer: AEON Biopharma, Inc.

(b)
Address of Issuer's Principal Executive Offices:

       5 Park Plaza, Suite 1750, Irvine, California 92614

Item 2.


(a)Name of Person Filing:
This statement is filed by:

(i) Atalaya Capital Management LP
(ii) ACM ARRT J LLC

(b) Address of Principal Business Office or if none, Residence:

One Rockefeller Plaza, 32nd Floor
New York, NY 10020


(c)
Citizenship:

Atalaya Capital Management LP - Delaware
ACM ARRT J LLC - Delaware


(d)
Title of Class of Securities: Shares of Class A common stock, $0.0001 par value per share

(e)
CUSIP Number: 00791X100

Item 3.
Not Applicable

Item
4. Ownership.

(a) Amount Beneficially Owned:

Atalaya Capital Management LP - 3,675,000. Consists of 3,100,000 shares of Class A common stock owned by ACM ARRT, 500,000 shares of Class A common stock owned by ACM ASOF, and 75,000 shares of Class A common stock owned by Midtown. ACM has the power to vote and direct the disposition of all shares of Class A common stock held by ACM ARRT, ACM ASOF, and Midtown , and as a result, may be deemed to beneficially own the securities held by each of ACM ARRT, ACM ASOF, and Midtown.

ACM ARRT J LLC - 3,100,000.



CUSIP No. 00791X100

13G


(b) Percent of Class:

Atalaya Capital Management LP - 9.89%
ACM ARRT J LLC - 8.34%

The foregoing percentages are based on 37,154,198 shares of Class A common stock outstanding as of July 21, 2023, as reported on the issuer's Current Report on Form 8-K filed with the Securities and Exchange
Commission on July 27, 2023.


(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Atalaya Capital Management LP - 3,675,000. Consists of 3,100,000 shares of Class A common stock owned by ACM ARRT, 500,000 shares of Class A common stock owned by ACM ASOF, and 75,000 shares of Class A common stock owned by Midtown. ACM has the power to vote and direct the disposition of all shares of Class A common stock held by ACM ARRT, ACM ASOF, and Midtown , and as a result, may be deemed to beneficially own the securities held by each of ACM ARRT, ACM ASOF, and Midtown.

ACM ARRT J LLC - 3,100,000.

(ii) shared power to vote or to direct the vote:

Atalaya Capital Management LP - 0
ACM ARRT J LLC - 0

(iii) sole power to dispose or to direct the disposition of:

Atalaya Capital Management LP - 3,675,000. Consists of 3,100,000 shares of Class A common stock owned by ACM ARRT, 500,000 shares of Class A common stock owned by ACM ASOF, and 75,000 shares of Class A common stock owned by Midtown. ACM has the power to vote and direct the disposition of all shares of Class A common stock held by ACM ARRT, ACM ASOF, and Midtown , and as a result, may be deemed to beneficially own the securities held by each of ACM ARRT, ACM ASOF, and Midtown.

ACM ARRT J LLC - 3,100,000.

(iv) shared power to dispose or to direct the disposition of:

Atalaya Capital Management LP - 0
ACM ARRT J LLC - 0


CUSIP No. 00791X100

13G

Item 5.

Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.
Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.
Identification and Classification of Subsidiary Which Acquired the Securities:
Not Applicable

Item 8.
Identification and Classification of Members of the Group:
Not Applicable

Item 9.
Notice of Dissolution of Group: Not Applicable

Item 10.
Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


CUSIP No. 00791X100

13G


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2023


ATALAYA CAPITAL MANAGEMENT LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory



ACM ARRT J LLC

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



CUSIP No. 00791X100

13G


EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of AEON Biopharma, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of July 31, 2023.



ATALAYA CAPITAL MANAGEMENT LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory



ACM ARRT J LLC

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory